Exhibit 15.1

[Logo of KPMG]

One Mellon Bank Center Pittsburgh, PA 15219	Telephone 412 391-9710 Fax 412 391-8963

The Board of Directors
Mellon Bank Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 and in the related Prospectus regarding Mellon Bank Corporation's ShareSuccess Plan of our report dated January 14, 1999, relating to the consolidated balance sheets of Mellon Bank Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998, annual report on Form 10-K of Mellon Bank Corporation.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
September 28, 1999